SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 10 May 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Documents filed as part of this Form 6-K

Lock-up Agreement, dated 01 April 2012, between Ivanhoe Mines Ltd. and Aluminum Corporation of China Limited

LOCK-UP AGREEMENT

STRICTLY CONFIDENTIAL

April 1, 2012

TO:	IVANHOE MINES LTD

(the “Seller”)

SouthGobi Resources Ltd.

Aluminum Corporation Of China Limited (“Bidder”) is also referred to in this Agreement as the Offeror until Chalco CanSub has been incorporated and the rights of the Bidder, as the Offeror, have been assigned to Chalco CanSub, at which time the Chalco CanSub shall become the Offeror.

The Bidder and the Offeror propose to undertake one or more transactions that would result in the Offeror acquiring up to (but not more than) sixty percent (60%), but not less than fifty six percent (56%) of the issued and outstanding Common Shares of SouthGobi Resources Ltd. (“SouthGobi”), or in the case of an Alternative Transaction, the mailing of a notice of meeting of the Shareholders called to consider the Alternative Transaction, herein called the “Contemplated Transactions” at a price of CDN$8.48 per Common Share.

Defined terms used in this Agreement are set out in Schedule A hereto.

ARTICLE 1

PURPOSE OF THE AGREEMENT

1.1 This Agreement sets out the terms and conditions of the Seller to: (i) support the Contemplated Transactions; (ii) to deposit or cause to be deposited under the Offer the Common Shares currently owned or controlled, directly or indirectly, by the Seller; (iii) in the case of the Seller holding or controlling rights to purchase Common Shares and other securities entitling the Seller to convert, exchange or otherwise acquire Common Shares (hereinafter collectively referred to as the “Convertible Securities”), to exercise or cause the conversion, exchange or exercise of the Convertible Securities for Common Shares and to deposit or cause to be deposited under the Offer any Common Shares (the “Subsequently Acquired Common Shares”) that are issued upon the exercise of the Convertible Securities (such Common Shares referred to in (ii) above and such Subsequently Acquired Common Shares are hereinafter collectively referred to as the “Subject Common Shares”).

ARTICLE 2

THE OFFER

2.1 The Bidder shall be permitted to assign at anytime prior to the mailing of the Offer, all of its rights, duties and obligations under this Agreement to make the Offer to Chalco CanSub, without the prior consent of the Seller, and upon written notice to the Seller of such assignment Chalco CanSub shall become entitled to the benefit of and shall perform all of the rights and duties of the Offeror and shall be responsible for all of the obligations of the Offeror hereunder.

2.2 Not later than the Latest Mailing Time, if the conditions contained in Section C.1 have been satisfied or have been waived by the Offeror, the Offeror shall mail the Offer in accordance with this Agreement, and the following shall apply:

(a)	The Offer shall be made and conducted on the basis of those terms and conditions set out in Schedule C hereto.

(b)	Subject to the satisfaction of the conditions of the Offer as contemplated in Section 2.2(c) below, the Offeror shall take-up and pay for the Common Shares deposited under the Offer promptly and, in any event, not later than five business days following the time at which the Offeror becomes entitled to take-up such Common Shares under the Offer pursuant to Applicable Securities Laws.

(c)	Subject to Section 2.2(d), the obligation of the Offeror to take-up and pay for the Subject Common Shares under the Offer shall not be subject to any conditions, save and except for those conditions set out in Section C.2 of this Agreement. The conditions to the making of the Offer are for the sole benefit of the Bidder and the Offeror and may be waived by the Offeror in whole or in part in its sole discretion subject to those conditions set out in C.1 of this Agreement.

(d)	The Seller acknowledges and agrees that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer as permitted hereunder; provided that the Offeror shall not, without the prior written consent of the Seller make any amendment or variation described in C.1.10.

ARTICLE 3

COVENANTS

3.1 The Seller hereby agrees that it shall not, from the date hereof until the earlier of: (i) the termination of this Agreement pursuant to Article 7; and (ii) the Expiry Time, except in accordance with the terms of this Agreement:

(a)	acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Common Shares or obtain or enter into any right to do so, with the exception of any Subsequently Acquired Common Shares;

(b)	grant or agree to grant any proxy or other right to the Subject Common Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Common Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(c)	in any manner, directly or indirectly, including through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent or otherwise (as applicable), make, solicit, assist, initiate, encourage or otherwise knowingly facilitate any inquiries, proposals or offers from any person regarding an Acquisition Proposal, engage in any discussions or negotiations regarding any Acquisition Proposal, or otherwise co-operate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate any effort or attempt by any other person to make or complete any Acquisition Proposal;

(d)	solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Common Shares or act in concert or jointly with any other person for the purpose of acquiring Common Shares or the purpose of affecting the control of SouthGobi;

(e)	option, sell, assign, dispose of, pledge, allow any Encumbrances (other than the Rio Tinto Encumbrance) over, grant a security interest in or otherwise convey any Convertible Securities or Subject Common Shares or any right or interest therein, or agree to do any of the foregoing except pursuant to the Offer and this Agreement, it being acknowledged and agreed by the parties that any disposition of the Subject Common Shares to Land Breeze pursuant to an exercise of the right of first offer under the CIC Agreement is permitted by the terms of this Agreement;

(f)	except as required by applicable Law, prior to the public announcement by Bidder of its intention to cause the Offeror to make the Offer, directly or indirectly, disclose to any person, firm or corporation (other than SouthGobi and the financial and legal advisors of SouthGobi or of the Seller) the existence of the terms and conditions of this Agreement, or the possibility of the Offeror making the Offer or any terms or conditions or other information concerning the Offer;

(g)	exercise the voting rights attaching to the Subject Common Shares and otherwise use the Seller’s commercially reasonable efforts solely in the Seller’s capacity as a shareholder of SouthGobi to oppose any proposed action by SouthGobi, its shareholders, any of the SouthGobi Subsidiaries or any other person (i) in respect of any Acquisition Proposal other than the Offer or an Alternative Transaction; or (ii) which would reasonably be regarded as being directed towards or likely to prevent or delay the take-up of and payment for the Subject Common Shares deposited under the Offer or the successful completion of the Offer, including without limitation any amendment to the Notice of Articles, Articles or other constating documents of SouthGobi or its corporate structure; and

(h)	not take any action to encourage or assist any other person to do any of the prohibited acts referred to in foregoing provisions of this Section 3.1.

3.2 The Seller hereby agrees that it shall, from the date hereof until the earlier of: (i) the termination of this Agreement pursuant to Article 7; and (ii) the Expiry Time, except in accordance with the terms of this Agreement:

(a)	immediately cease any existing solicitations, discussions or negotiations it is engaged in with any person (other than Bidder or a Bidder Subsidiary) with respect to any potential Acquisition Proposal; and

(b)	as soon as reasonably practicable notify Bidder of: (i) any proposal, inquiry, offer or request (or any amendment thereto) that the Seller receives, or of which the Seller becomes aware, that relates to, or constitutes, an Acquisition Proposal or which the Seller reasonably believes could lead to an Acquisition Proposal; or (ii) any request that the Seller receives for discussions or negotiations relating to, or which the Seller reasonably believes could lead to, an Acquisition Proposal, or any request for non-public information relating to SouthGobi or any SouthGobi Subsidiary by any person or entity that informs the Seller that it is considering making, or has made, an Acquisition Proposal. Such notice to Buyer shall be made, from time to time, at first orally and then in writing and shall include, to the extent known by the Seller, a description of the terms and conditions of, and the identity of the person making, any such proposal, inquiry, offer or request (including any amendment thereto) and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing that are in possession or control of the Seller.

3.3 The Offeror and the Bidder, and the Seller will cause SouthGobi to, use commercially reasonable efforts to obtain Competition Act Approval and in doing so will cooperate with each other. Without limiting the generality of the foregoing, the Offeror and the Bidder will, and the Seller will cause SouthGobi to, (i) as soon as practicable after the date of this Agreement, prepare and provide submissions to the Commissioner of Competition, including an application for an Advance Ruling Certificate and a request in the alternative for a No-Action Letter and a waiver from notification under paragraph 113(c) of the Competition Act, (ii) if required by the Offeror or the Seller, file a pre-merger notification pursuant to the Competition Act, and (iii) promptly furnish any additional information requested under the Competition Act.

3.4 Each of the parties will inform the other party of any material communications it has with the staff of the Competition Bureau or the Commissioner of Competition and will permit the other party to participate in or review any such material communication before it is made. Each party will inform the other party of any material communications it has with the staff of the Competition Bureau or the Commissioner of Competition and will permit the other to participate in or review any such material communication before it is made.

3.5 Notwithstanding the foregoing, submissions, filings or other written communications to the Commissioner of Competition or the staff of the Competition Bureau may be redacted as necessary before sharing with the other party to address reasonable solicitor-client or other privilege or confidentiality concerns; provided that external legal counsel to the Purchaser and the Seller shall receive non-redacted versions of drafts or final submissions, filings or other written communications to the Commissioner of Competition or the staff of the Competition Bureau on the basis that the redacted information will not be shared with their respective clients, provided that nothing in this Agreement will require any party to share any information with another party, including its external legal counsel, that relates to the valuation of this proposed transaction or any alternative proposed transaction.

3.6 The Offeror will pay any requisite filing fees in relation to any filing or application made in respect of the Competition Act.

3.7 Offeror will use reasonable commercial efforts to obtain the Investment Canada Act Approval as soon as reasonably practicable and, subject to Applicable Law, shall keep the Seller informed on a timely basis as to the status of the proceedings relating to obtaining Investment Canada Act Approval. As soon as practicable after the date of this Agreement and, in any event, within 15 business days after the date of this Agreement, the Offeror shall file an application for review under Part IV of the Investment Canada Act with the Minister and shall thereafter promptly furnish the Minister or his representatives with any additional information required or reasonably requested under the Investment Canada Act. Offeror shall, as soon as reasonably practicable following the filing of the application for review, and, in any event, within 20 business days after the date of this Agreement, submit to the Director of Investments under the Investment Canada Act proposed written undertakings to Her Majesty the Queen in Right of Canada. To the extent that the Minister, Director of Investments or their designees propose any amendments to such proposed undertakings, or further amendments to any amended undertakings, Offeror shall consider-and shall agree to reasonable requests for amended undertakings and, where appropriate, will provide revised written undertakings to the Minister or Director of Investments as soon as possible. The Seller shall use reasonable commercial efforts to provide, and shall use reasonable commercial efforts to cause SouthGobi to provide, such information as is in its possession and as may be reasonably required by the Offeror in order to make its filing under the InvestmentCanada Act or to respond to additional information requests under the Investment Canada Act.

ARTICLE 4

AGREEMENT TO TENDER AND MAXIMUM SUBJECT COMMON SHARES

PERMITTED UNDER THE OFFER

4.1 This Agreement constitutes the agreement of the Seller, among other things, to accept the Offer and validly deposit and cause to be deposited and cause all acts and things to be done to deposit under the Offer all of the Common Shares currently owned or controlled by the Seller and, in any event, not less than 104,807,155 Common Shares and all Subsequently Acquired Common Shares (if any) that are acquired by, issued to or under the control of the Seller as referred to in the second paragraph of this Agreement, together with a duly completed and executed letter of transmittal, on the terms and conditions set out herein to result in the Seller selling to the Offeror the greatest number of Common Shares permitted to be sold by the Seller pursuant to the Offer.

4.2 For greater certainty, to the extent that the Offer or Alternative Transaction permits the Shareholders to deposit a greater number of Common Shares than the Shareholder’s Individual Allocation of the Common Shares sought under the Offer, the Seller shall elect to accept the Offer and validly deposit and cause to be deposited and cause all acts and things to be done to deposit under the Offer and not withdraw the greatest number of Common Shares that may be permitted under the Offer.

4.3 The Seller agrees that if the Offeror makes the Offer in compliance with the terms of this Agreement, the Seller shall deposit or cause to be deposited with the depository under the Offer and not thereafter withdraw (a) within 10 calendar days of the mailing of the Circular, all of the Subject Common Shares then owned or controlled, directly or indirectly, by the Seller, as contemplated by Sections 4.1 and 4.2 and (b) no later than five business days prior to the first scheduled expiry time of the Offer, all such documents as may be necessary or desirable to deposit or cause to be deposited all of the Seller’s Subsequently Acquired Common Shares, in each case in accordance with the terms of the Offer or as otherwise contemplated hereby, and thereafter, except as may be permitted hereby or unless this Agreement is terminated in accordance with Article 7, the Seller shall not withdraw or take any action to withdraw any of the Seller’s Subject Common Shares deposited under the Offer (notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which the Seller might have and whether or not SouthGobi recommends or fails to recommend or withdraws, modifies or qualifies its recommendation of the Offer).

4.4 For greater certainty, the obligation to tender the Subject Common Shares shall terminate upon termination of this Agreement, including termination pursuant to Section 7.1(c)(ii) hereof.

4.5 For greater certainty, for the purposes of this Agreement, the term “Subject Common Shares” shall refer to all the Common Shares which the Seller is required to tender under the Offer pursuant to the terms of this Agreement and shall include all shares or other securities into or for which the Subject Common Shares may be converted, exchanged or otherwise changed pursuant to any reorganization, merger, amalgamation or other transaction involving SouthGobi prior to the acquisition of the Subject Common Shares by the Offeror.

4.6 For greater certainty, the Seller’s obligations under this Part 4 are subject to Land Breeze having unconditionally waived its right of first offer under the CIC Agreement, which condition is for the sole benefit of the Seller and which may be waived by the Seller in its sole discretion without prejudice to any other right the Seller may have under this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

5.1 The Seller by its acceptance hereof represents and warrants as of the date hereof as follows and acknowledges that Bidder and the Offeror are relying upon such representations and warranties in connection with entering into this Agreement and making the Offer and purchasing the Subject Common Shares:

(a)	the Seller is the beneficial owner of or controls all of the Common Shares and Convertible Securities set forth opposite the Seller’s name on Schedule B and, except as set forth on Schedule B, the Seller is the registered owner of such Common Shares and Convertible Securities;

(b)	(i) the only securities of SouthGobi beneficially owned, directly or indirectly, or over which control or direction is exercised by the Seller are those listed on Schedule B beside the Seller’s name, and (ii) other than any Convertible Securities listed opposite the name of the Seller in Schedule B or that are issuable on the exercise of such Convertible Securities, the Seller has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Seller or transfer to the Seller of additional securities of SouthGobi;

(c)	the Seller has the sole right to sell and vote all the Subject Common Shares now owned or controlled, directly or indirectly, and will have the right to sell and vote all the Subject Common Shares hereafter acquired by the Seller;

(d)	all the Subject Common Shares owned or controlled, directly or indirectly, by the Seller will, at the time at which Bidder takes up and pays for such Subject Common Shares, be beneficially owned or controlled, directly or indirectly, by the Seller with good and marketable title thereto, free and clear of any and all Encumbrances;

(e)	no person has any agreement, option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Seller of any of the Subject Common Shares owned or controlled, directly or indirectly, by the Seller or any interest therein or right thereto, except Bidder pursuant to this Agreement and Land Breeze pursuant to the CIC Agreement;

(f)	the authorization of this Agreement, the execution and delivery by Seller of this Agreement and the performance by the Seller of its obligations under this Agreement, any (and any other Contemplated Transactions) will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its constating documents or by-laws; (ii) any applicable Laws; (iii) subject to the Seller having given Land Breeze the opportunity to exercise its right of first offer under the CIC Agreement, any note, bond, mortgage, indenture or contract or agreement to which the Seller is party or by which it is bound; or (iv) any judgement, decree, order or award of any Governmental Entity or arbitrator except in each case to the extent that the violation or breach or default would not, individually or in the aggregate, reasonably be expected to materially adversely affect the ability of the Seller to perform his or its obligations under this Agreement;

(g)	the Seller is a corporation duly continued under the laws of the Yukon Territory and is validly existing and has all necessary corporate power and capacity to own its property and assets and to carry on its business as currently owned and conducted;

(h)	the Seller has the necessary corporate power and capacity to enter into this Agreement and to perform its obligations hereunder, and its execution and delivery of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement;

(i)	this Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity; and

(j)	the Common Shares and the Convertible Securities do not constitute material assets to the Seller and are not core to its business and undertaking.

5.2 Each of Bidder and the Offeror jointly and severally represent and warrant as follows and acknowledge that the Seller is relying upon such representations and warranties in connection with the entering into of this Agreement and the sale to the Offeror of the Subject Common Shares:

(a)	Bidder is a corporation duly incorporated under the laws of the People’s Republic of China. The Offeror will be a corporation duly organized under the laws of the province of British Columbia. Each of Bidder and the Offeror is validly existing and has all necessary corporate power and capacity to own its property and assets and to carry on its business as currently owned and conducted;

(b)	each of Bidder and the Offeror has the necessary corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Bidder and the Offeror and the consummation by the Offeror of the Offer have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer, and this Agreement has been duly executed and delivered by Bidder and the Offeror and constitutes a legal, valid and binding obligation of Bidder and the Offeror, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity;

(c)	the authorization of this Agreement, the execution and delivery by Bidder and the Offeror of this Agreement and the performance by each of Bidder and the Offeror of its obligations under this Agreement, and the consummation of the Offer, any (and any other Contemplated Transactions) will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its constating documents or by-laws; (ii) any applicable Laws; (iii) any note, bond, mortgage, indenture or contract or agreement to which Bidder or the Offeror is party or by which it is bound; or (iv) any judgement, decree, order or award of any Governmental Entity or arbitrator except in each case to the extent that the violation or breach or default would not, individually or in the aggregate, reasonably be expected to materially adversely affect the ability of the Bidder or the Offeror to perform his or its obligations under this Agreement or consummate the Offer; and

(d)	Bidder and the Offeror have made adequate arrangements to ensure that the required funds are available to effect immediate payment in full of the consideration for all of the Subject Common Shares acquired pursuant to the Offer.

ARTICLE 6

ALTERNATIVE TRANSACTION

6.1 The Bidder currently contemplates that the transaction will be conducted as a take-over bid. However, notwithstanding anything herein contained, if Bidder concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Bidder or a Bidder Subsidiary will achieve the result to the Bidder or the Bidder Subsidiary of the acquisition of that percentage of Common Shares as contemplated by the Offer within substantially equivalent time periods and on economic terms and other terms and conditions including, without limitation, tax treatment and form and amount of consideration per Common Share that are substantially the same as those contemplated by the Offer (an “Alternative Transaction”), then, subject to SouthGobi having agreed in writing to the Alternative Transaction, the Seller agrees to support the completion of such Alternative Transaction in the same manner by voting its Subject Common Shares in favour of the Alternative Transaction and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction, with all necessary changes being made to give effect hereto.

ARTICLE 7

TERMINATION

7.1 This Agreement may be terminated by notice in writing:

(a)	at any time by mutual agreement of Bidder and the Seller;

(b)	by the Seller if:

(i)	Bidder and the Offeror have not complied in any material respect with their respective covenants contained herein (and such default is not curable or, if curable, following written notice to Bidder and the Offeror by the Seller of such non-compliance and provided such default is not cured within 15 days of that notice) or if any representation or warranty of Bidder or the Offeror under this Agreement is untrue or incorrect in any material respect;

(ii)	the terms of the Offer do not conform in all material respects with the description of the Offer contained in Article 2;

(iii)	the Offeror has not (for any reason other than the failure of any Seller to deposit their Common Shares for purchase) taken up and paid for all Common Shares deposited under the Offer as required hereby; or

(iv)	for any reason, the Offeror has not taken up and paid for the Common Shares deposited pursuant to the Offer on or before the Outside Date;

provided that at the time of such termination by a Seller, the Seller is not in material default in the performance of their obligations under this Agreement;

(c)	by Bidder if:

(i)	the Seller has not complied in any material respect with all of its covenants contained herein (and such default is not curable or, if curable, following written notice to the Seller by Bidder of such non-compliance and provided such default is not cured within 15 days of that notice) or if any representation or warranty of any of the Seller under this Agreement is untrue or incorrect in any material respect; or

(ii)	any of the conditions of the Offer are not satisfied or waived at the Expiry Time and Bidder and the Offeror elect not to waive such condition;

provided that at the time of such termination by Bidder, neither Bidder nor the Offeror is in material default in the performance of its obligations under this Agreement;

provided, however, that any such termination shall not prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder. Upon termination of this Agreement, the Seller shall be entitled to withdraw any of the Seller’ Subject Common Shares deposited under the Offer.

ARTICLE 8

FURTHER ASSURANCES

8.1 Subject to the terms and conditions of this Agreement including, for greater certainty, the ability of a party to terminate this Agreement in accordance with Section 7.1, each party hereto agrees to co-operate in good faith and use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the Contemplated Transactions, and for the discharge by each party hereto of its respective obligations under this Agreement and the Offer (including its obligations under Applicable Securities Laws), including to use commercially reasonable efforts to:

(a)	obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements (including the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to SouthGobi’s operations);

(b)	obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities, in connection with the Contemplated Transactions, including in each case the execution and delivery of such documents as the other party hereto may reasonably require;

(c)	defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby;

(d)	cause to be lifted or rescinded any injunction or restraining order or other adverse order (including any cease trade order, objection, injunction or other prohibition contemplated in Section C.1.11(i)) which may be issued in connection with the Contemplated Transactions against any of the parties; and

(e)	fulfil all conditions and satisfy all provisions of this Agreement and the Offer that are applicable to it.

Each party hereto, where appropriate, will reasonably co-operate with the other in taking such actions.

ARTICLE 9

GENERAL

9.1 Except as required by applicable Law or applicable stock exchange requirements and contemplated by Section C.1.1, neither Bidder nor the Seller shall make any press release or public statement with respect to the Offer or this Agreement without the approval of the other party, such approval not to be unreasonably withheld or delayed. Moreover, in any event, each party agrees to give prior notice to the other of any press release or public statement relating to the Offer or this Agreement and agrees to consult with the other prior to issuing each such press release or public statement unless in the reasonably formed opinion of the party issuing the press release or public statement, acting in good faith, there is insufficient time to consult with the other party in order to comply, on a timely basis, with applicable Law or applicable stock exchange requirements.

9.2 If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.

9.3 This Agreement is not intended to confer on any person other than the parties and their assigns permitted hereunder upon such assignment, any rights or remedies.

9.4 The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

9.5 This Agreement shall become effective in respect of a party upon execution and delivery thereof by such party.

9.6 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument.

9.7 Subject to the terms and conditions of this Agreement, the Seller and Bidder and the Offeror each agree to, and to use reasonable commercial efforts to cause their respective affiliates to, cooperate in good faith and use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, and (b) for the discharge by each party hereto of its respective obligations under this Agreement, including its obligations under Applicable Securities Laws, including in each case the execution and delivery of such documents as another party hereto may reasonably require.

9.8 Subject to Section 3.1(f) the Seller hereby consents to the disclosure of the substance of this Agreement in any news release, public announcement or any Circular relating to the Offer and to the filing of this Agreement as may be required pursuant to Applicable Securities Laws. A copy of this Agreement may be provided to the directors of SouthGobi.

9.9 This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, assigns, heirs, executors and personal representatives. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Seller, on the one hand, or Bidder or the Offeror, on the other hand, without the prior express written consent of Bidder and the Offeror, or the Seller, respectively. Notwithstanding the foregoing provisions of this Section 9.9, the Offeror may assign all or any part of its rights or obligations under this Agreement to Chalco CanSub, provided that any such assignment will have no adverse tax or other effects to the Seller, provided further that if such assignment takes place, the Offeror and Bidder shall continue to be liable to the Seller for any default in performance by the assignee.

9.10 Time shall be of the essence of this Agreement.

9.11 If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.

9.12 Any notice or other communication required or permitted to be give hereunder shall be sufficiently given if delivered or sent by facsimile transmission:

(a)	in the case of the Seller

Ivanhoe Mines Ltd.

654-999 Canada Place

Vancouver, B.C.

V6C 3E1

Attention: Corporate Secretary

Fax: 604 682 2060

(b)	in the case of Bidder or the Offeror,

Aluminum Corporation Of China Limited,

No. 62, Xi Zhi Men Bei Da Jie,

Haidian District, Beijing 100082, PRC

Attention: Meng Qiu Ping

Fax: +86 10 8298400

(c)	at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section, and if so given shall be deemed to have been given and received at the time of receipt (if a business day, if not then on the next succeeding business day) unless actually received after 5:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

9.13 This Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.14 This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined by the courts of the Province of British Columbia.

9.15 Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

9.16 The Seller recognizes and acknowledges that this Agreement is an integral part of Bidder causing the Offeror to make, and the Offeror making, the Offer, and that Bidder and the Offeror would not contemplate proceeding with making the Offer unless this Agreement was entered into by the Seller, and that a breach by a Seller of any covenants or other commitments contained in this Agreement will cause Bidder to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, the Seller agrees that, in the event of any such breach, the Seller will not oppose an application by Bidder for the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Seller further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

9.17 Bidder shall cause the Offeror to comply with all of the Offeror’s obligations under or relating to the Offer and the other transactions contemplated by this Agreement. Bidder hereby unconditionally and irrevocably guarantees, and covenants and agrees to be jointly and severally liable with the Offeror, as principal obligor, for the due and punctual performance of each and every obligation of the Offeror under or relating to this Agreement or the Offer and the other transactions contemplated by this Agreement, including the payment of the aggregate Offer Price payable under the Offer (as it may be amended as provided herein).

9.18 Bidder and the Offeror acknowledge and agree that the Seller is bound hereunder solely in their capacity as holders or prospective holders of Common Shares.

Signature Page to Lock Up Agreement

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to Bidder the enclosed duplicate original of this Agreement by facsimile or otherwise.

This Agreement may be signed in counterparts that together shall be deemed to constitute one valid and binding agreement. The parties shall be entitled to rely on counterpart copies of this Agreement that are delivered by facsimile transmission or email attachment in portable document format.

Yours very truly,

ALUMINUM CORPORATION OF CHINA LIMITED

By:	signed
Name: Title:

Irrevocably accepted and agreed to this 1st day of April, 2012.

IVANHOE MINES LTD.

By:	/s/ Beverly Bartlett
Name: Beverly Bartlett Title: Vice President & Corporate Secretary

SCHEDULE A

DEFINED TERMS AND INTERPRETATION

A.1 Defined Terms

In the Agreement (including the Schedules and the recitals hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

“Acquisition Proposal” means, in each case whether in a single transaction or a series of related transactions, but other than any transaction involving SouthGobi and/or one or more of its Subsidiaries or the Seller:

(a) any take-over bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of SouthGobi;

(b) any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization, or other similar transaction involving SouthGobi or one or more SouthGobi Subsidiaries which represent, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of SouthGobi, or any liquidation, dissolution or winding-up of SouthGobi or one or more SouthGobi Subsidiaries, which represent, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of SouthGobi;

(c) any direct or indirect sale of assets (or any lease, long term supply arrangement, licence or other arrangement having the same economic effect as a sale) of SouthGobi or one or more SouthGobi Subsidiaries which represent, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of SouthGobi;

(d) any direct or indirect sale, issuance or acquisition of Common Shares or any other voting or equity interests (or securities representing, convertible into or exercisable for, such Common Shares or interests) in SouthGobi representing 20% or more of the issued and outstanding equity or voting interests (or rights or interests therein or thereto) of SouthGobi or any direct or indirect sale, issuance or acquisition of voting or equity interests (or securities representing, convertible into or exercisable for such interests) in one or more SouthGobi Subsidiaries which represent, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of SouthGobi;

(e) any proposal or offer to do, or public announcement of an intention to do, any of the foregoing from any person other than Bidder or a Bidder Subsidiary; or

(f) any of the foregoing or any other transaction involving the Seller which would have the effect of delaying, prohibiting or preventing the performance of this Agreement by the Seller or the completion of the Offer or any of the other Contemplated Transactions; excluding the Offer and the other Contemplated Transactions and the exercise by Land Breeze of its rights under the CIC Agreement;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act with respect to the Contemplated Transactions;

“affiliate” means an “affiliate” as defined in Canadian National Instrument 45-106 Prospectus and Registration Exemptions;

“Agreement” means the letter agreement dated April 1, 2012 between Aluminum Corporation Of China Limited and Ivanhoe Mines Ltd. to which this Schedule is attached, together with all Schedules thereto;

“Aggregate Offer” has the meaning given that expression in the definition of “Offer”;

“Advertisement” has the meaning set out in Section C.1.3;

“affiliate” means an “affiliate” as defined in Canadian National Instrument 45-106 Prospectus and Registration Exemptions;

“Alternative Transaction” has the meaning set out in Section 6.1;

“Applicable Securities Laws” has the meaning set out in Section C.1.3;

“Bidder Shareholder Approval” means approval of the Offer by a majority of the votes cast by holders of ordinary shares in the capital of Bidder at a duly called meeting of Bidder or, if permitted by the Hong Kong Stock Exchange and the Bidder’s articles, by a consent in writing signed by holders of a majority of the ordinary shares in the capital of Bidder;

“Bidder Subsidiary” means any Subsidiary of the Bidder;

“Applicable Securities Laws” has the meaning set out in Section C.1.3

“Board of Directors” means the board of directors of SouthGobi;

“business day” means any day (other than a Saturday or Sunday) on which commercial banks located in Vancouver, British Columbia are open for the conduct of business;

“Chalco CanSub” means a corporation to be incorporated in Canada under the corporate laws of one of the Provinces of Canada or the laws of Canada, as determined by the Bidder for the purposes of the Contemplated Transactions;

“CIC Agreement” means that Securityholders’ Agreement dated November 19, 2009 between Land Breeze II S.á.r.l, (“Land Breeze”), Ivanhoe Mines Ltd. and SouthGobi Energy Resources Ltd., pursuant to which the Seller granted to Land Breeze the right of first offer with respect to any proposal by the Seller to dispose of any of its Common Shares.

“Circular” has the meaning set out in Section C.1.3:

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act or a person designated or duly authorized pursuant to the Competition Act to exercise the powers and perform duties of the Commissioner of Competition;

“Common Share” means an issued and outstanding common share in the capital of SouthGobi as at the relevant time;

“Competition Act” means the Competition Act (Canada), as amended, and regulations thereunder;

“Competition Act Approval” means: (i) the issuance of an Advance Ruling Certificate and such Advance Ruling Certificate has not been rescinded prior to the time that the Offeror shall have taken up the number of Shares sufficient to satisfy the Minimum Tender Condition; or (ii) the Offeror and SouthGobi have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or has been terminated in accordance with the Competition Act; or (iii) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act, and, in the case of (ii) or (iii), the Offeror shall have received a No-Action Letter, and the form of and any terms and conditions attached to the No-Action Letter are acceptable to the Offeror, acting reasonably, and such No-Action Letter has not been rescinded prior to the time that the Offeror shall have taken up the number of Shares sufficient to satisfy the Minimum Tender Condition;

“Competition Tribunal” means the tribunal established under section 3 of the Competition Tribunal Act (Canada), as amended from time to time;

“Contemplated Transactions” means the Offer, the transactions contemplated by this Agreement, the take-up of Common Shares by the Offeror pursuant to the Offer, and any Alternative Transaction and any other actions with respect to any other transactions contemplated by this Agreement;

“Convertible Securities” has the meaning set out in Section 1.1;

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Expiry Date” has the meaning set out in Section C.1.7;

“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Convertible Securities were converted into or exchanged or exercised for Common Shares (whether or not the conversion, exchange or exercise of such Convertible Securities is subject to conditions);

“Governmental Entity” means:

(a) any sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission (including any securities commission), instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court;

(c) any stock exchange; or

(d) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities established to perform a duty or function on its behalf;

“Individual Allocation” has the meaning given that expression in the definition of “Offer”;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended;

“Investment Canada Act Approval” means that the Minister shall have advised the Offeror in writing that he or she is satisfied or is deemed to be satisfied that the Contemplated Transactions are likely to be of “net benefit to Canada” and such approval has not been modified or withdrawn;

“Latest Mailing Time” has the meaning set out in Section C.1.3;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity having the force of law;

“Material Adverse Effect” means, when used in connection with a person, any effect that is, or could reasonably be expected to be, material and adverse to the financial condition, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or present or future results of operations of that person and its Subsidiaries taken as a whole, whether before or after giving effect to the transactions contemplated by this Agreement, other than any effect:

(i) resulting from the announcement of this Agreement or the transactions contemplated hereby;

(ii) relating to general political, economic or financial conditions, or securities or capital markets generally in Canada, the United States, China, Hong Kong or elsewhere;

(iii) relating to any changes in currency exchange rates, interest rates or inflation;

(iv) affecting the global mining industry in general;

(v) relating to any of the principal markets served by that person’s business generally (including the business of that person’s Subsidiaries) or shortages or price changes with respect to coal;

(vi) relating to a change in the market trading price or trading volume of securities of that person;

(vii) relating solely to the failure by that person to meet any earnings, projections, forecasts or estimates, whether internal or previously publicly announced;

(viii) relating to any change in applicable generally accepted accounting principles, or as a result of any reconciliation of financial data into International Financial Reporting Standards;

(ix) relating to any change in Law;

(x) resulting from compliance with the terms of this Agreement or resulting from actions or inactions to which the other party has expressly consented, in writing; provided that the causes underlying such effect referred to in clauses (vi) or (vii), respectively, may be taken into account when determining whether a Material Adverse Effect has occurred and provided further, however, that such effect referred to in clause (ii), (iii), (iv), (v), (viii) or (ix) above does not primarily relate to (or have the effect of primarily relating to) that person and its Subsidiaries, taken as a whole, or materially disproportionately adversely affect that person and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its Subsidiaries operate; or

(xi) resulting from any existing, pending or threatened legal proceedings of which Bidder has been notified in writing on or before the date hereof or which has been disclosed in any document filed by or on behalf of SouthGobi or the Seller with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada;

“Minimum Tender Condition” has the meaning set out in Section C.2.1 and, where the context requires, means such condition as amended or modified in accordance with Section C.1.10(a);

“Minister” means such member of the Queen’s Privy Council for Canada as is designated by the Governor in Council as the Minister for the purposes of the Investment Canada Act;

“No-Action Letter” means a letter from the Commissioner of Competition advising the Offeror (directly or through its legal counsel) in writing that she does not intend to make an application before the Competition Tribunal under section 92 of the Competition Act for an order in respect of the Contemplated Transactions;

“Offer” means an offer to be made by the Offeror to all of the Shareholders to acquire:

(a)	not less than fifty-six percent (56%) and up to (but not more than) than sixty percent (60%) of the aggregate of:

(i) the issued and outstanding Common Shares as at the date the Offer is made to all of the shareholders of SouthGobi, plus

(ii) the issued and outstanding Common Shares that are issued upon the exercise of the Convertible Securities subsequent to the date the Offer is made to the Shareholders,

of such Common Shares held by each Shareholder to whom the offer is made (the “Individual Allocation”) at a purchase price of CDN$8.48 per Common Share, and

(b)	if permitted by Applicable Securities Laws, concurrently in such offer the further right:

(i) to those Shareholders that have accepted the offer described in paragraph (a) and who have deposited as to their full Individual Allocation, and not withdrawn at the Expiry Time any, of their Common Shares and

(ii) if less than an aggregate of sixty percent (60%) of all of the issued and outstanding Common Shares described in paragraph (a)(i) and (ii) of this definition (the “Aggregate Offer”) are deposited under such offer and not withdrawn at the Expiry Time, to deposit additional Common Shares on the same terms and conditions as contained in such offer in excess of their Individual Allocation, up to a maximum number of Common Shares that pro-rata to all other Shareholders that are entitle to and properly exercise this right would result in such offer achieving up to the Aggregate Offer;

“Offeror” means Chalco CanSub;

“Ordinary Course” means in respect of a person the conduct of the business of that person in the ordinary course consistent with past practice in all material respects and in compliance with applicable Laws, and the use of reasonable best efforts to preserve intact its present business organization and goodwill, to keep its contractual or other real property interests, mining leases, mining concessions, mining claims, permits or other property, mineral or proprietary interests or rights or other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees, joint venture parties and others having business relationships with it;

“Outside Date” means the date that is 145 days after the date of this Agreement, unless the Offeror’s take-up and payment for Common Shares deposited under the Offer is delayed by:

(a) an injunction or order made by a Governmental Entity of competent jurisdiction, or

(b) the Offeror not having obtained any governmental or regulatory approval referred to in C.2.2,

then, provided that such injunction or order is being contested or appealed or such governmental or regulatory approval is being actively sought, as applicable, this date shall be extended until the earlier of:

(c) the fifth (5th) business day following the date on which such injunction or order ceases to be in effect or such governmental or regulatory approval is obtained, and

(b) 180 days after the Offer is commenced;

“party” means a party to this Agreement, unless the context otherwise requires;

“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative;

“Required Regulatory Approvals” means the following approvals, decisions and confirmations (including by way of any expiration, waiver or termination of any relevant waiting period in relation to any Governmental Entity), as well as any other material approvals, decisions and confirmations that the parties agree, acting reasonably, are required in order to complete the Contemplated Transactions:

(a)	the Competition Act Approval,

(b)	the Investment Canada Act Approval,

(c)	the Bidder Shareholder Approval,

(d)	receipt of necessary approvals from each of the following Government Entities in China, being the National Development and Reform Commission, the Ministry of Commerce, and the State Administration of Foreign Exchange;

“Rio Tinto Encumbrance” means any and all security interest in favour of Rio Tinto Southeast Asia Limited or any of its affiliates in all of the Seller’s present and after-acquired personal property which, in respect of the Subject Common Shares, will, by its terms, be released and discharged without any further act or formality upon the Seller’s disposition and the Offeror’s acquisition of the Subject Common Shares;

“Shareholder” means a shareholder of SouthGobi; and

“Subsidiary” means a “subsidiary” as defined in Canadian National Instrument 45-106 Prospectus and Registration Exemptions.

A.2 Interpretation

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

A.2.1 references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

A.2.2 references to a “Section” or a “Schedule” are references to a Section or Schedule of this Agreement;

A.2.3 words shall be read with all changes in number and gender required by the context;

A.2.4 the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

A.2.5 wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

SCHEDULE B

SELLER’S SECURITIES

B.1 Securities of SouthGobi owned or controlled, directly or indirectly, legally or beneficially by the Seller

104,807,155 Common Shares and no Convertible Securities.

SCHEDULE C

TERMS OF AND CONDITIONS TO THE OFFER

ARTICLE 1

THE OFFER

C.1 The Offer

C.1.1 Following execution and delivery of this Agreement by the parties thereto, Bidder and Seller shall promptly publicly announce that they have entered into this Agreement, and the Bidder’s intention to cause the Offeror to make an offer to acquire Common Shares of SouthGobi; provided however, that such announcement shall not contain anything that may constitute or be interpreted as being or commencing the Offer.

C.1.2 Subject to the terms and conditions set forth below, the Offeror shall make the Offer at a price per Common Share of CND$8.48 in cash (the “Offer Price”). The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including removing or waiving any condition in accordance with this Agreement or extending the date by which Common Shares may be deposited in accordance with this Agreement. The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.

C.1.3 The Offeror shall mail the Offer and accompanying take-over bid circular (collectively, the “Circular”), in the English and, if required by applicable Laws, the French language, in accordance with the Securities Act (British Columbia) and the regulations thereunder and all other applicable Canadian, United States and such other securities Laws as the Bidder deems applicable (collectively, “Applicable Securities Laws”) to each registered Shareholder as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Vancouver time) on July 5, 2012 (such time on such date being referred to herein as the “Latest Mailing Time”) provided, however, that if:

(a)

the mailing of the Circular is delayed by reason of SouthGobi not having, on a timely basis, provided the lists and other information and assistance referred to in Section C.1.11, then the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth (5th) business day following the date on which SouthGobi supplies such necessary information, lists or other assistance; and

(b)	the mailing of the Circular is delayed by reason of any circumstance contemplated in Section C.1.11(i), then, provided that such cease trade order, injunction or other prohibition is being contested or appealed by Bidder or the Offeror, the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth (5th) business day following the date on which such cease trade order, injunction or other prohibition ceases to be in effect.

C.1.4 The Offeror may, at its election, commence the Offer by way of advertisement (the “Advertisement”) in a national Canadian newspaper of general and regular paid circulation. In the event the Offer is commenced by Advertisement, the Offeror shall mail the Circular to registered Shareholders no later than two (2) business days following receipt of the list referred to in Section C.1.11(c).

C.1.5 Prior to the printing of the Circular, the Offeror shall provide the Seller and its counsel with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Bidder and the Offeror, acting reasonably.

C.1.6 Provided all of the conditions to the Offer set out in Section C.2 shall have been satisfied or waived, the Offeror shall take up and pay for all of the Common Shares tendered under the Offer promptly and, in any event, not later than three (3) business days following the time at which the Offeror becomes entitled to take up such Common Shares under the Offer pursuant to Applicable Securities Laws.

C.1.7 The Offer shall be made in accordance with Applicable Securities Laws and shall expire no earlier than 5:00 p.m. (Vancouver time) on the 36th day after the commencement of the Offer, subject to the right of the Offeror to extend from time-to-time the period during which Common Shares may be deposited under the Offer (such date, as the same may be extended, is referred to herein as the “Expiry Date” and such time on such date, as the same may be extended, is referred to herein as the “Expiry Time”). The Offer shall be subject to the conditions set forth in Section C.2.

C.1.8 The Offeror will make all required filings under Applicable Securities Laws with respect to the Offer (together with all amendments, supplements and exhibits as may be required thereunder) and all such subsequent filings as may be required under Applicable Securities Laws. The Offeror agrees promptly to correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under the Applicable Securities Laws.

C.1.9 If (i) either or both of the conditions set forth in paragraph C.2.4 or C.2.5 as they relate to any action, suit, proceeding or prohibition referred to therein, as applicable, are not satisfied or waived by the first Expiry Time and there has not been a final and non-appealable decision, adjudication, judgment or ruling in respect of any such action, suit, proceeding or prohibition, as applicable, or (ii) the condition set forth in paragraph C.2.2 is not satisfied or waived by the first Expiry Time (and the Offeror has not received confirmation, the effect of which is such condition has not been and cannot be satisfied), then in the case of either clause (i) or (ii), the Offeror shall extend the Offer for one or more successive ten day periods beyond the first Expiry Time or subsequent Expiry Time, as the case may be, until the earlier of (x) the date that all such conditions are satisfied or waived (provided that in the case of this clause (x) if, at the Expiry Time, all conditions set forth in C.2 have been satisfied or waived other than the Minimum Tender Condition, then the Offeror shall extend the Offer for one additional ten day period), and (y) the earlier of the date that (A) there is a final and non- appealable decision, adjudication, judgment or ruling in respect of any action, suit, proceeding or prohibition referred to in clause (i) above, the effect of which is that either or both of the conditions set forth in paragraphs C.2.4 or C.2.5 are not and cannot be satisfied, and (B) the Offeror has received confirmation the effect of which is the condition set forth in paragraph C.2.2 has not been and cannot be satisfied. Unless the Offeror and the Seller shall mutually agree otherwise or unless required by Applicable Securities Laws, the provisions of this Section C.1.9 shall not in any event require the extension of the Offer beyond the Outside Date;

C.1.10 It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that the Offeror shall not, without the prior consent of the Seller:

(a)	amend or modify the Minimum Tender Condition to greater than 56% of the Common Shares that are outstanding at the time of initial take up of Common Shares under the Offer

(b)	waive the Minimum Tender Condition, as it may be amended or modified pursuant to paragraph C.1.10(a), unless the Offeror can and, after such waiver, does take up and pay for a number of Common Shares equal to not less than 56% of the Common Shares that are outstanding at the time of the initial take up of Common Shares under the Offer’

(c)	impose additional conditions to the Offer;

(d)	decrease the cash consideration per Common Share;

(e)	decrease the number of Common Shares in respect of which the Offer is made;

(f)	change the form of consideration payable (other than to add additional consideration or consideration alternatives); or

(g)	vary the Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition or an extension of time) in a manner which is adverse to the Seller.

If the Offeror amends, modifies or waives the Minimum Tender Condition as permitted pursuant to this Section C.1.10 and takes up and pays for any Common Shares pursuant to the Offer, the Offeror shall extend the Offer to the extent required to ensure that the Expiry Date shall be not less than twenty (20) days from the date of such amendment, modification or waiver.

C.1.11 The obligation of Bidder to cause the Offeror to make the Offer and the obligation of the Offeror to make the Offer are conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Bidder and the Offeror and any or all of which may be waived by Bidder and the Offeror in whole or in part in their sole discretion without prejudice to any other right Bidder or the Offeror may have under this Agreement and which conditions shall be deemed to have been waived by the making of the Offer:

(a)	the obligations of the Offeror hereunder shall not have been terminated pursuant to Section 7.1;

(b)	no change, effect, event, circumstance, occurrence or state of facts (other than a change, effect, event, circumstance, occurrence or state of facts caused by Bidder, a Bidder Subsidiary, the Offeror, or any person acting jointly or in concert with Bidder) shall have occurred that would render it impossible for one or more of the conditions set out in Section C.2 hereto to be satisfied;

(c)	on or before 9:00 a.m. (Vancouver time) on April 5, 2012, SouthGobi shall have provided to the Offeror a list of all registered holders of Common Shares, and Convertible Securities, as well as such lists of participants in book-based nominee registrants (such as CDS & Co. and CEDE & Co.), non-objecting beneficial holders of Common Shares, in each case in electronic form and as of the latest practicable date, including address and securityholding information for each person, to the extent available, and SouthGobi shall have from time-to-time thereafter promptly provide supplements of such lists to reflect any changes to the holders of Common Shares and Convertible Securities, as applicable, or such other information, mailing labels or other assistance as Bidder may reasonably request in order to be able to communicate to holders of Common Shares and Convertible Securities;

(d)	SouthGobi shall not have entered into any transaction of the kind described in the definition of an Acquisition Proposal;

(e)	SouthGobi shall not have issued any Common Shares or Convertible Securities except pursuant to the exercise of rights to purchase, exchange, convert or otherwise acquire such securities outstanding as at the date of this Agreement;

(f)	the Seller shall have provided with written confirmation that the representations and warranties contained in Section 5.1 are true and correct as of the date of mailing the Offer to Shareholders;

(g)	Rio Tinto Southeast Asia Limited or any of its affiliates shall have confirmed in writing that it has no interest in the Common Shares owned or controlled, directly or indirectly, by the Seller;

(h)	the Seller shall have complied in all respects with its covenants in this Agreement; and

(i)	no cease trade order, injunction or other prohibition at Law shall exist against the Offeror making the Offer or taking up or paying for Common Shares deposited under the Offer.

C.2 Conditions Of The Offer

Notwithstanding any other provision of this Agreement, the Offeror shall have the right to withdraw the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

C.2.1 there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 56% of the outstanding Common Shares calculated on a fully-diluted basis (“Minimum Tender Condition”);

C.2.2 (a) the Required Regulatory Approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably; and (b) any other requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, as determined by the Offeror, acting reasonably, necessary or advisable to complete the Offer or any Alternative Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

C.2.3 this Agreement shall not have been terminated by the Seller or by Bidder and the Offeror in accordance with its terms;

C.2.4 the Offeror shall have determined, acting reasonably, that (a) no act, action, suit or proceeding, in each case that is not frivolous or vexatious, shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (b) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(a)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares or the right of the Offeror to own or exercise all rights of ownership of the Common Shares;

(b)	which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect in respect of SouthGobi or Bidder;

(c)	which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Alternative Transaction) and/or take up and pay for any Common Shares deposited under the Offer; or

(d)	seeking to prohibit or limit the ownership or operation by Bidder of any material portion of the business or assets of SouthGobi or the SouthGobi Subsidiaries or to compel Bidder or the Bidder Subsidiaries to dispose of or hold separate any material portion of the business or assets of SouthGobi or any of the SouthGobi Subsidiaries;

C.2.5 there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer;

C.2.6 there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the date of this Agreement, that there shall not have been disclosed, generally or to Bidder in writing on or before the execution and delivery of this Agreement) any change, condition, event, development, occurrence or set of facts or circumstances (or any change, condition, event, development, occurrence or set of facts or circumstances involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of SouthGobi;

C.2.7 the Seller shall have complied with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time in all material respects;

C.2.8 all representations and warranties of the Seller set forth in this Agreement shall be true and correct in all material respects as of the time of making of the Offer as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time);

C.2.9 Land Breeze shall have unconditionally waived its right of first offer under the CIC Agreement;

C.2.10 SouthGobi shall have conducted its business in the Ordinary Course between the date of the Offer and the date on which the Common Shares are taken up by the Offeror; and

C.2.11 This Agreement shall not have been terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time-to-time without prejudice to any other rights which Bidder or the Offeror may have, subject to the terms of this Agreement. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time-to-time.

SCHEDULE Q

FORM OF RMF AMENDING AGREEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 10 May 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary